MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 14, 2017

VIA EDGAR

Kathryn (Katie) Hinke, Esq.

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Funds Series Trust
(File Nos. 333-61366, 811-10385)

Dear Ms. Hinke:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on June 23, 2017, concerning post-effective amendment (“PEA”) No. 134 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed on May 11, 2017 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses.

Class A, B, C, I, R, Advisor Class and Investor Class Prospectus Comments

Global Comments (comments that apply to Funds with the same disclosures)

1.	Comment: Annual Fund Operating Expenses: For Pacific Funds Portfolio Optimization Conservative, please revise the disclosure in footnote 2 to the table to state that any recoupment applied will not cause the Fund to exceed the expenses of either (i) the expense cap in effect at the time of the reimbursement or (ii) the expense cap in effect at the time of recoupment. Please also revise these same disclosures for other Funds of the Registrant.

Response: The current footnote disclosure states that the recoupment “would be limited to the lesser of: (i) the expense cap in effect at the time of the reimbursement or (ii) the expense cap in effect at the time of recoupment” [emphasis added]. This disclosure

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

would not permit recoupment that causes the Fund to exceed either the expense cap in effect at the time of reimbursement or the expense cap in effect at the time of recoupment (because recoupment is limited to the lesser of those expense caps), and Registrant believes the disclosure is consistent with the published accounting guidance in 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73). In addition, the current footnote disclosure referenced above was added in response to an SEC staff comment received earlier this year. See Pacific Funds Series Trust –Pacific Funds Short Duration Income response letter dated April 6, 2017, Comment/Reply #5. Accordingly, Registrant believes that no further edits are necessary and respectfully declines the comment.

2.	Comment: Principal Investment Strategies and Principal Risks: Please confirm supplementally that, for each Fund of Registrant, each principal risk disclosed corresponds to a principal investment strategy disclosed, and that each principal investment strategy disclosed corresponds to a disclosed principal risk.

Response: So confirmed.

3.	Comment: Principal Risks: Please confirm supplementally that any principal risks of a Fund that were deleted are no longer principal risks of the Fund.

Response: So confirmed.

4.	Comment: Portfolio Manager and Primary Title with Investment Adviser: Experience with Fund: A number of Funds list their portfolio manager’s experience with that Fund as “since inception.” Please provide a specific date for each portfolio manager’s experience with Fund, rather than “since inception.”

Response: Registrant believes the current disclosure is adequate and consistent with the requirements of Item 5(b) of Form N-1A. Item 5(b) of Form N-1A requires disclosure of the “name, title, and length of service” of a portfolio manager, and does not specify how to disclose “length of service.” Registrant believes its approach is helpful to investors because it readily conveys when an individual has managed the investments for the life of a Fund.

The portfolio manager information for a Fund appears directly after the Average Annual Total Returns table, which provides the specific inception date of the Fund. If an investor is interested in knowing the specific number of years associated with a portfolio manager’s tenure in addition to knowing that the tenure coincides with the life of the Fund, that fact is easily ascertainable.

5.	Comment: Principal Investment Strategies: The third sentence of the first paragraph under this section for Pacific Funds Floating Rate Income states: “Floating rate loans and floating rate debt securities are those with interest rates which float, adjust or vary periodically based upon a benchmark indicator, a specified adjustment schedule or prevailing interest rates.” For any Fund that includes this disclosure, please revise this sentence to convey the concept that the interest rates reset at set intervals according to a schedule.

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

Response: The term “periodically” is defined in the Merriam-Webster dictionary as “from time to time.” While certain interest rate adjustments for floating rate instruments may be reset at set intervals in accordance with a schedule, there are situations where such adjustments may be event based and thus not pursuant to a set schedule. In addition, certain types of floating rate instruments (super floaters) may be subject to interest rate caps whereby no further set adjustments would occur once a cap is reached, regardless of any set schedule. The “Variable and Floating Rate Securities” section of the SAI provides further details to shareholders regarding these situations where interest rate adjustment intervals may be regular (ranging from daily to annually) or may be event based. As such, Registrant believes the current disclosure is accurate and more appropriate, and respectfully declines the comment.

6.	Comment: Performance: The first sentence of this section for Pacific Funds Portfolio Optimization Conservative states that the Fund’s returns “compare to two broad-based market indices that correspond to the Fund’s two broad asset classes.” Pursuant to Item 4(b)(2)(iii) of Form N-1A, please revise this sentence to reference just one broad-based index.

Response: As permitted under Instruction 6 to Item 27(b)(7), Registrant has compared performance to an “additional broad-based index” and provided information regarding the two indices in the narrative pursuant to Instruction 2(b) of Item 4(b)(2). As such, Registrant believes the current disclosure is permissible under Form N-1A. In addition, the Commission previously requested that the performance narrative for the Portfolio Optimization Portfolios of Pacific Select Fund be amended to specifically include references to two broad-based indices. See Pacific Select Fund response letter dated April 11, 2016, Comment/Reply #16(a). In light of this staff comment, Registrant subsequently made corresponding changes to the Portfolio Optimization Funds of Pacific Funds. As such, Registrant respectfully declines the comment.

7.	Comment: Annual Fund Operating Expenses: For each Fund that discloses a Short Sale Risk, please confirm that the Annual Fund Operating Expenses table includes a separate line item for interest expense that is “substantial,” as defined by the Registrant.

Response: Where appropriate, Registrant has included a separate subcategory under Other Expenses for Interest Expenses pursuant to Item 3 of Form N-1A.

Pacific Funds Diversified Alternatives

8.	Comment: Principal Investment Strategies: Please confirm supplementally that an associated principal investment strategy is disclosed for the Short Sale Risk that is disclosed.

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

Response: So confirmed. The Fund is a “fund of funds” that seeks to achieve its investment goal by investing in underlying funds. As disclosed in the Principal Investment Strategies section, these underlying funds include “funds that emphasize investments in … long/short equity and absolute return strategies.” Those strategies involve short sales, which require the Fund to disclose the corresponding Short Sale Risk. In light of the staff’s comment, the disclosure for the Fund regarding its use of short positions has been clarified.

Appendix

9.	Comment: Please disclose supplementally if there are additional financial intermediaries that should be included in the Appendix. Please also confirm that all financial intermediaries offering variations from the sales charges, waivers and discounts disclosed in the main part of the prospectus are otherwise disclosed as appropriate in the prospectus.

Response: The Registrant confirms that there are no additional financial intermediaries that need to be disclosed in the Appendix, and that all financial intermediaries offering variations from the sales charges, waivers and discounts disclosed in the main part of the prospectus are otherwise disclosed as appropriate in the prospectus.

Class P Prospectus Comments

Global Comments (comments that apply to Funds with the same disclosures)

10.	Comment: Principal Investment Strategies and Principal Risks: For any Fund that references large, small or medium size market capitalization investments, please consider consistency in the use of terminology across Funds and across these two sections. For example, the PF Large-Cap Value Fund discloses an 80% investment policy in “common stocks of large companies,” but uses the term “large-capitalization” further in the Principal Investment Strategies section and in the Principal Risks section as a descriptor.

Response: Registrant has amended the prospectus disclosure to reflect consistency of terminology across the Fund complex, subject to any restrictions on disclosure changes related to a Fund’s 80% test under Rule 35d-1 of the Investment Company Act of 1940 (“1940 Act”), which requires 60 days’ advanced shareholder notification.

11.	Comment: Principal Investment Strategies: Rule 35d-1: For any Fund that can invest in derivatives to meet the 80% test under Rule 35d-1 of the 1940 Act, please specify the types of derivatives that will be used to meet this test. For example, the first sentence of this section for the PF Short Duration Bond Fund states: “Under normal circumstances, this Fund invests at least 80% of its assets in debt securities (including derivatives on such securities).”

Response: Registrant already provides a description of the derivatives that a Fund may use to comply with the names test policy and for other purposes in the Principal Investment Strategies section, as well as in the Additional Information About Principal

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

Investment Strategies and Principal Risks section. For example, the PF Short Duration Bond Fund’s Principal Investment Strategies section discloses as follows:

The sub-adviser uses futures contracts, forwards and swaps (i.e., derivatives). Futures contracts are purchased and sold to adjust interest rate exposure (duration) and/or as a substitute for the physical security. Foreign currency futures contracts, or forwards or options are sold to hedge against currency fluctuations. Interest rate swaps are used to adjust interest rate exposures and/or as a substitute for the physical security.

The sub-adviser may invest in forward commitments (i.e., securities that are purchased or sold with payment and delivery taking place in the future), such as when issued securities and mortgage TBA (‘to be announced’) transactions, which are purchased to gain exposure to the mortgage market.

Registrant believes that providing an additional list of each type of derivative utilized by a Fund for the purposes of Rule 35d-1 would be unnecessarily duplicative and potentially confusing to shareholders. Accordingly, Registrant believes that its current disclosure satisfies the staff’s comment and respectfully declines to make the requested change.

12.	Comment: Principal Investment Strategies: Rule 35d-1: For any Fund that is subject to Rule 35d-1, please amend the Principal Investment Strategies section to state that the 80% test applies to the Fund’s net assets plus borrowings for investment purposes, as you disclose in the second paragraph under the General Investment Information section.

Response: Consistent with plain English principles, “assets” is used in the Principal Investment Strategies section to avoid unnecessary technical jargon. Replacing “assets” with “net assets plus borrowings for investment purposes” would not be meaningful to most readers and moreover, doing so could obfuscate the more important elements of the 80% policy, namely the category of investments to which the 80% test applies. In addition, Registrant discloses the technical definition under the General Investment Information section of the prospectus, and in the Additional Investment Strategies of the Funds section of the SAI. Accordingly, Registrant respectfully declines to make the requested change.

13.	Comment: Concentration Policy: For any Fund that has a policy to “concentrate” as defined under the 1940 Act, please include the word “total” before “assets” in the 25% policy adopted pursuant to the 1940 Act concentration requirements and disclosed in the Fund’s Principal Investment Strategies section of the prospectus and in the Fundamental Investment Restrictions section in the Statement of Additional Information (“SAI”). For example, we request that the following sentence in the first paragraph under the Principal Investment Strategies section for the PF Real Estate Fund include the word “total” before “assets”: “The Fund normally will invest more than 25% of its assets in securities of companies in real estate and related industries.”

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

Response: The Registrant believes the plain English meaning of “assets” is “total assets.” In addition, the General Investment Information section of the prospectuses contains the following sentence: “Other than for the Name Test Policy, if net assets are not specified, then percentage limits refer to total assets.”, and the “Additional Investment Strategies of the Funds” section of the SAI contains the following sentence: “If net assets are not specified, then percentage limits refer to total assets.” The fundamental investment restrictions in the SAI already state “total assets” with respect to each Fund’s concentration policy. Accordingly, Registrant respectfully declines to make the requested change.

14.	Comment: Principal Risks: Depositary Receipts: For any Fund that invests in depositary receipts as a principal investment strategy, such as the PF Comstock Fund, please add corresponding principal risk disclosure applicable to depositary receipts such as currency exchange risk, or confirm that current risk disclosures are adequate.

Response: All Funds that invest in depositary receipts as a principal investment strategy have a corresponding principal risk disclosure specific to depositary receipts. This disclosure is embedded within Foreign Markets Risk and/or Emerging Markets Risk listed for each applicable Fund, based upon the types of depositary receipts that are principal investments for a Fund. In addition, Currency Risk is identified as a principal risk of all Funds that invest in depositary receipts as a principal investment strategy, other than one Fund that principally invests in American Depositary Receipts that are U.S. dollar denominated. Accordingly, Registrant respectfully declines to make the requested change.

15.	Comment: Fund Name: For any Fund that includes the word “international” or “global” in its name, please expressly describe how the Fund will “connote diversification among investments in a number of different countries throughout the world.” See Final Rule: Investment Company Names, Investment Company Act Release No. 24828 (January 17, 2001) (“Release 24828”). In particular, the staff takes the position that any such Fund should adopt a policy that, under normal market conditions, it will invest at least 40% of its assets in companies organized or located in multiple countries outside the U.S. or that does business principally outside the U.S. (unless market conditions are not deemed favorable, in which case it can reduce such investment to 30% of its assets).

Response: In accordance with Release 24828, under normal market conditions, each Fund that includes the word “international” or “global” in its name is generally expected to invest in a number of different non-U.S. countries consistent with the principle outlined in Release 24828. The principal investment strategies for these Funds disclose that, under normal market conditions, each Fund is generally expected to invest in a number of different non-U.S. countries. This disclosure approach complies with Release 24828.

In addition, these Funds disclose their top five risk exposures by country and their approximate percentage of the Fund’s net assets as of the most recent fiscal year end in the prospectus pursuant to Item 9 of Form N-1A. Regarding the staff comment with respect to a Fund’s policy to reduce international holdings when market conditions are deemed not favorable, the prospectus currently discloses the Fund’s policy when in a temporary defensive position.

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

The Registrant notes that these Funds each have an internal compliance guideline consistent with the staff’s 40% expectation, as described in the comment. The Registrant believes, however, that disclosing a 40% minimum percentage could mislead investors by implying that the minimum percentage approximates the actual percentage, when in fact, under normal market circumstances, these Funds are generally expected to have significantly more than 40% of their assets exposed to non-U.S. companies. Accordingly, the Registrant respectively declines to make the requested change.

Pacific Funds High Income, PF Emerging Markets Debt Fund, PF International Small-Cap Fund

16.	Comment: Performance: Broad-Based Securities Market Indices: Please explain supplementally why you believe each of the following indexes is an appropriate broad-based securities market index as defined in Instruction 5 to Item 27(b)(7) and Investment Company Act Release 33-6988 (April 6, 1993) (“1993 Release”), as the Commission believes these are not broad-based: the Bloomberg Barclays U.S. High-Yield 2% Issuer Capped Bond Index (for Pacific Funds High Income), J.P. Morgan Emerging Markets Bond Index Global Diversified (for PF Emerging Markets Debt Fund), and S&P Developed Ex-U.S. SmallCap Index (for PF International Small-Cap Fund) (each, an “Index”). This comment also applies to the same Pacific Funds High Income disclosure in the Class A, B, C, I, R, Advisor and Investor prospectus.

Response: Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Each Index cited by the staff is administered by an organization that is not an affiliated person of the Registrant, the investment adviser or principal underwriter (Bloomberg Barclays Indices, J.P. Morgan Chase & Co., and S&P Dow Jones Indices LLC).

Accordingly, each Index meets the definition of an appropriate broad-based securities market index under Form N-1A.

PF Emerging Markets Fund

17.	Comment: Principal Investment Strategies: The fourth sentence in the first paragraph of this section states: “Generally, the sub-adviser may consider countries to be emerging market countries if they are included in any one of the Morgan Stanley Capital Index emerging markets indices, classified as a developing or emerging market, or classified under a similar or corresponding classification by organizations such as the World Bank and the International Monetary Fund, or have economies, industries and stock markets with similar characteristics.” (emphasis added) As this statement is “generally” the definition for when the sub-adviser considers a country to be an emerging market country, please include in the disclosure an example of when this definition would not be used.

Response: Registrant believes the term “generally” is not used in the disclosure to suggest other (undisclosed) ways the sub-adviser may consider a country to be an emerging market country. While Registrant believes that “generally”, as used in this instance, is appropriate, in light of the staff’s comment the disclosure has been amended to remove the word “generally.”

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

PF Real Estate Fund

18.	Comment: Principal Risks: If there is any subprime exposure with respect to the Fund’s investments in real estate investment trusts or real estate operating companies, please include such exposure in the Fund’s principal risk disclosure.

Response: The Fund does not currently have subprime exposure with respect to its investment in real estate investment trusts or real estate operating companies and currently does not expect to have such exposure under normal circumstances.

PF Currency Strategies Fund

19.	Comment: Principal Investment Strategies: Rule 35d-1: Please revise the Fund’s principal investment strategies to reflect compliance with Rule 35d-1, as the staff believes that the Fund is subject to Rule 35d-1. For example, the disclosure may state that to comply with the rule, the Fund may invest in actual currencies, futures and other derivatives, money market instruments, cash, cash equivalents and other safe short term investments.

Response: Rule 35d-1 requires a fund whose name suggests investment in any of the following to comply with certain investment requirements set forth in the Rule: (i) the fund or its securities are issued or guaranteed by the United States government; (ii) the fund focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries; (iii) the fund focuses its investments in a particular country or geographic region; or (iv) the fund’s distributions are exempt from federal income tax or both state and federal income tax. In the Registrant’s view, the Fund does not use terms in its name that implicate Rule 35d-1 because the terms preceding “Fund” describe its principal investment strategy and not a particular type of investment. Further, the Fund’s name is not likely to mislead an investor about the Fund’s investments and risks. Accordingly, Registrant believes the Fund is not subject to the Names Test Policy. If the staff has questions about specific terms that they believe implicate Rule 35d-1 in some way, the Registrant would be happy to address those particular questions.

PF Global Absolute Return Fund

20.	Comment: Additional Information about Principal Investment Strategies and Principal Risks: Please include any applicable risks corresponding to the commodities investments reference in the fifth paragraph of this section.

Response: Disclosure regarding the Fund’s commodities investments will be deleted for the definitive filing to be filed pursuant to Rule 485(b).

Pacific Funds Series Trust – SEC Response Letter

July 14, 2017

21.	Comment: Document Delivery: Please confirm supplementally that the deletion of this section is intentional and the reason therefor.

Response: So confirmed. Because the Class P shares of the Funds are currently only held by the funds of funds of Registrant, document delivery provisions that include shareholder mailings, unclaimed property and electronic delivery consent are not applicable to the Class P prospectus. These provisions are included in the Class A, B, C, I, R, Advisor Class and Investor Class prospectus and the Class S&P prospectus as these prospectuses offer share classes that are available for purchase by retail shareholders.

General Comment

22.	Comment: Confirm supplementally that all missing information will be included and any material information will be included in the registration statement before its effective date.

Response: The Registrant will have included all such information before the effective date of the registration statement.

If you have any questions or further comments, please feel free to contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Audrey L. Cheng, Esq., Pacific Life Insurance Company
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Esq., Schiff Hardin LLP